UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 27, 2010

Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains the final quarterly report of the NXP group for the three months ended July 4, 2010, as furnished to the holders of the Company’s debt securities.

Exhibits

1.	Quarterly report of the NXP Group for the 2nd quarter ended July 4, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 27th day of August 2010.

NXP B.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

NXP B.V.

INTERIM REPORT

FINANCIAL POSITION NXP B.V.

PERIOD ENDED JULY 4, 2010

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward- looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made; and, except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our filings are available from our Investor Relations department or from the SEC website, www.sec.gov.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Use of non-U.S. GAAP information

In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation as alternatives to the equivalent U.S. GAAP measure(s) and should be used in conjunction with the most directly comparable U.S. GAAP measure(s).

A discussion of the non-U.S. GAAP measures included in this document and a reconciliation of such measures to the most directly comparable U.S. GAAP measure(s) are contained in this document.

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Basis of Presentation

This financial report of NXP B.V. (“we”, “NXP” or the “Company”) contains interim consolidated financial statements as of and for the three and six months ended July 4, 2010 and June 28, 2009 which are unaudited. The December 31, 2009 amounts included herein are derived from the audited consolidated financial statements, as presented in NXP’s Annual Report 2009, dated March 3, 2010.

Amounts previously reported in the consolidated balance sheet as of December 31, 2009 and the statements of operations for the three and six months ended June 28, 2009, have been adjusted to correct immaterial offset errors in the balance sheet and currency translation adjustments within income tax expense in the statement of operations. These adjustments are set out in a separate table under the Introduction of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (Adjustments to previously reported financial statements).

The second fiscal quarters of 2010 and 2009 both consisted of 91 days and ended on July 4, 2010 and June 28, 2009 respectively.

The preparation of the interim consolidated financial statements in conformity with generally accepted accounting principles accepted in the United States of America (“U.S. GAAP”), requires management to make certain estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in NXP’s Annual Report 2009.

In the opinion of management, the interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements in the Annual Report necessary for the fair presentation of the Company’s financial position at July 4, 2010 and results of operations and cash flows for the three and six months ended July 4, 2010 and June 28, 2009. This includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the Company’s financial position.

The results of operations for the three and six months ended July 4, 2010 are not necessarily indicative of the operating results to be expected for the full year.

Our significant accounting policies are also disclosed in the financial statements incorporated in NXP’s Annual Report 2009 under note 2 “Significant accounting policies and new standards after 2009”.

Furthermore, this interim report contains a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the three and six months ended July 4, 2010 compared to the same period ended June 28, 2009 and for the three months ended July 4, 2010 compared to the three months ended April 4, 2010.

Company

NXP B.V. (the “Company” or “NXP”) is the parent company of the NXP Group (the “NXP Group” or the “Group”), which provides leading High-Performance Mixed-Signal and Standard Products solutions that leverages application insight and technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. NXP’s product solutions are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. The Company headquarters are in the Netherlands. NXP B.V., in its current form, was established on September 29, 2006, when Koninklijke Philips Electronics N.V. (“Philips”) sold 80.1% of its semiconductors businesses to a consortium of private equity investors (the Private Equity Consortium) in a multi -step transaction. In order to carry out this transaction, Philips transferred 100% of its semiconductor businesses (with over 50 years of innovation and operating history) to NXP B.V. on September 28, 2006. Subsequently, on September 29, 2006, all of the issued and outstanding shares of NXP B.V. were acquired by NXP Semiconductors N.V. (formerly KASLION Acquisition B.V.), an acquisition vehicle formed by the Private Equity Consortium and Philips.

We refer to this multi-step transaction as the “Formation”.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read together with the consolidated financial statements included elsewhere in this document. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements.

Introduction

Basis of Presentation

New Segments

On January 1, 2010, we reorganized our prior segments into four reportable segments in compliance with FASB ASC Topic 280 (formerly SFAS 131). We have two market-oriented business segments, High-Performance Mixed-Signal (“HPMS”) and Standard Products and two other reportable segments, Manufacturing Operations and Corporate and Other.

•

Our High-Performance Mixed-Signal businesses deliver High-Performance Mixed-Signal solutions to our customers to satisfy their system and sub systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial.

•

Our Standard Products business segment offers standard products for use across many applications markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive.

•

Our manufacturing operations are conducted through a combination of wholly-owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, which together form our Manufacturing Operations segment. While the main function of our Manufacturing Operations segment is to supply products to our High-Performance Mixed-Signal and Standard Products segments, sales and costs in this segment are to a large extent derived from sales of wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenues from these sources are expected to decline.

•

Our Corporate and Other segment includes unallocated research expenses not related to any specific business segment, unallocated corporate restructuring charges and other expenses, as well as some operations not included in our two business segments, such as manufacturing, marketing and selling of CAN tuners through our joint venture NuTune Singapore Pte, Ltd. (“NuTune”) and software solutions for mobile phones, our “NXP Software” business.

On February 8, 2010, we divested a major portion of our former Home segment to Trident Microsystems, Inc. (“Trident”). As a result of the transaction, we now own 60% of the outstanding stock of Trident, with a 30% voting interest in participatory rights and a 60% voting interest for certain protective rights only. Considering the terms and conditions agreed between the parties, we account for our investment in Trident under the equity method.

For the previously reported periods in this report, the divested operations remained consolidated in the financial statements and are presented under a separate new reporting segment named “Divested Home Activities”. The remaining part of the former Home segment has been moved into the segments High-Performance Mixed-Signal and Corporate and Other. All previous periods have been restated accordingly.

The presentation of our financial results and the discussion and analysis of our financial condition and results of operations have been restated to reflect the new segments.

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Factors Affecting Comparability

Economic and Financial Crisis

The economic and financial crisis had an impact on both our sales and profitability, affecting all our business segments, especially in the first and second quarter of 2009.

Restructuring and Redesign Program

We have taken significant steps to reposition our businesses and operations through a number of acquisitions, divestments and restructurings. The Redesign Program, announced in September 2008, was our response to a challenging economic environment and the refocusing and resizing of our business following the contribution of our wireless operations to the ST-NXP Wireless joint-venture. As a result of the Redesign Program and other restructurings, costs were reduced significantly, driven by reduced costs in manufacturing, research and development and selling, general and administrative activities.

The Redesign Program initially targeted a reduction in annual operating costs of $550 million by the end of 2010 on a run-rate basis, benchmarked against our third quarter results for 2008, which was the quarter during which we contributed our wireless operations to ST-NXP Wireless. These savings were to be delivered primarily through reducing our manufacturing footprint, particularly in high cost geographies, the refocusing and resizing of our central research and development and streamlining support functions. However, due to the continuing adverse market conditions in the first half of 2009, steps were taken to accelerate certain aspects of the Redesign Program and expand it to include other restructuring activities. Accordingly, our wafer factory in Caen, France was sold in June 2009, and our production facility in Fishkill, New York was closed in July 2009, ahead of schedule, and in January 2010 we closed parts of our front-end manufacturing facility in Hamburg, Germany. We have also initiated process and product transfer programs from our ICN5 and ICN6 facilities in Nijmegen, the Netherlands, which are scheduled to close in 2010 and 2011, respectively. The expanded Redesign Program now includes, among other projects, the employee termination costs related to the sale of our television systems and set-top box business lines to Trident, which transaction was completed on February 8, 2010.

Management believes that, as a result of the Redesign Program, more than $650 million in annual savings have been achieved as per July 4, 2010, as compared to our annualized third quarter results for 2008, which was the quarter during which we contributed our wireless operations to ST-NXP Wireless. Further savings are expected to be realized as a consequence of our ongoing projects. We estimate the total costs of the accelerated and expanded Redesign Program to be no greater than $750 million by the end of 2011, compared with the earlier total cost estimate for the initial program of $700 million by the end of 2010.

Since the beginning of the Redesign Program in September 2008 and until the end of the second quarter of 2010, $554 million of restructuring costs related to the Redesign Program and other restructuring activities has been paid, of which $35 million relates to the second quarter of 2010.

Capital Structure

Since the beginning of 2010, the book value of total debt was reduced from $5,283 million to $5,056 million. This decline was primarily due to the change in foreign exchange rates mainly applicable to our U.S. dollar-denominated notes and short term loans. In the first quarter of 2010, the Company, through privately negotiated transactions, purchased its outstanding debt with a book value of $15million for a consideration of $12 million. In 2009, through a combination of cash buy-backs and exchange offers, our total debt was reduced by $1,331 million. The total amount of cash used in 2009 as a result of the debt buy-backs amounted to $286 million. These transactions in 2009 resulted in a total gain (net of issuance costs) of $1,020 million, of which $507 million was recognized in the second quarter of 2009 and $513 million in the third quarter.

Going forward the Company continues to seek opportunities to retire or purchase outstanding debt.

[-5]

Impairment of Goodwill and Other Intangibles

Our goodwill is tested for impairment on an annual basis in accordance with ASC 350 (formerly FASB Statement 142). To test our goodwill for impairment, the fair value of each “reporting unit” that has goodwill is determined. If the carrying value of the net assets in the “reporting unit” exceeds the fair value of the “reporting unit”, there is an additional assessment performed to determine the implied fair value of the goodwill. If the carrying value of the goodwill exceeds this implied fair value, we record impairment for the difference between the carrying value and the implied fair value.

There were no impairment triggers identified and as such there was no impairment of goodwill and other intangibles recognized during the first half year of 2010 and 2009.

Effect of Acquisition Accounting

The “Formation”

On September 29, 2006, Philips sold 80.1% of its semiconductor business to the Private Equity Consortium in a multi-step transaction, referred to as our “Formation”.

The Formation has been accounted for using the acquisition method. Accordingly, the $10,601 million purchase price has been “pushed down” to NXP B.V. and allocated to the fair value of assets acquired and liabilities assumed.

The carrying value of the net assets acquired and liabilities assumed, as of the Formation on September 29, 2006, amounted to $3,302 million. This resulted in an excess of the purchase price over the carrying value of $7,299 million. The excess of the purchase price was allocated to intangible assets, tangible assets and liabilities assumed, using the estimated fair value of these assets and liabilities.

An amount of $3,096 million, being the excess of the purchase price over the estimated fair value of the net assets acquired, was allocated to goodwill. This goodwill is not amortized, but is tested for impairment at least annually.

The allocation of the additional purchase price to the assets and liabilities assumed is referred to as “step-up” to fair value.

Other Significant Acquisitions and Divestments

Following the Formation in 2006, subsequent acquisitions in later years have also been accounted for using the acquisition method. Accordingly, the respective purchase prices have been “pushed down” within the NXP group and allocated to the fair value of assets acquired and liabilities assumed.

The cumulative net effect of “acquisition accounting” (referred to under the term “PPA effect”) applied to these acquisitions as well as the Formation, resulted in additional amortization and depreciation of step-ups to fair value and are recorded in our cost of sales, which affect our gross profit, and in our operating expenses, both effects affect our income from operations.

Restructuring and Other Incidental Items

Certain gains and losses of an incidental but sometimes recurring nature have affected the comparability of our results over the years. These include costs related to the Redesign Program and other restructuring programs, process and product transfer costs and gains and losses resulting from divestment activities and impairment charges.

Certain of these restructuring and other incidental items are recorded in our cost of sales, which affect both, our gross profit and income from operations, while certain other restructuring and other incidental items are recorded in our operating expenses, which only affect our income from operations.

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Adjustments to previously reported financial statements

Amounts previously reported in the consolidated balance sheet as of December 31, 2009 have been adjusted to correct immaterial offset errors in the current and deferred tax balances. These adjustments are set out in the table below:

Consolidated balance sheet for the period ending December 31, 2009:

($ in millions)	As originally reported	Adjustments	As currently reported
Other receivables	113	(54)	59
Other current assets	227	45	272
Other non-current assets	604	(510)	94
Accrued liabilities	(756)	54	(702)
Long-term provisions	(925)	465	(460)

In addition, in the prior period quarterly consolidated statement of operations for the period ending June 28, 2009 the Company incorrectly included currency translation adjustments within income tax expense in the statement of operations. As a result, the following line items have been corrected.

Consolidated statement of operations:

($ in millions)	For the three months period ending June 28, 2009			For the six months period ending June 28, 2009
	As originally reported	Adjustments	As currently reported	As originally reported	Adjustments	As currently reported

Income tax benefit (expense)	(21)	19	(2)	(8)	(2)	(10)

Use of Certain Non-U.S. GAAP Financial Measures

Comparable sales growth is a non-GAAP financial measure that reflects the relative changes in sales between periods adjusted for the effects of foreign currency exchange rate changes, and material acquisitions and divestments, combined with reclassified product lines (which we refer to as consolidation changes). Our sales are translated from foreign currencies into our reporting currency, the U.S. dollar, at monthly exchange rates during the respective years. As such, sales as reported are impacted by significant foreign currency movements period over period. In addition, sales as reported are also impacted by material acquisitions and divestments. We believe that an understanding of our underlying sales performance on a comparable basis period over period is enhanced after these effects are excluded.

We understand that, although comparable sales growth is used by investors and securities analysts in their evaluation of companies, this concept has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under U.S. GAAP. Comparable sales growth should not be considered as an alternative to nominal sales growth, or any other measure of financial performance calculated and presented in accordance with U.S. GAAP. Calculating comparable sales growth involves a degree of management judgment and management estimates and you are encouraged to evaluate the adjustments we make to nominal sales growth and the reasons we consider them appropriate. Comparable sales growth may be defined and calculated differently by other companies, thereby limiting its comparability with comparable sales growth used by such other companies.

For a reconciliation of comparable sales growth to the nearest U.S. GAAP financial measure, nominal sales growth, see separate tables under the “Sales” section of the MD&A.

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Three Months ended July 4, 2010 compared to Three Months ended June 28, 2009 for the Group

Sales

The following table presents the aggregate sales and income (loss) from operations (IFO) by segment for the three months ended July 4, 2010 and June 28, 2009.

($ in millions, unless otherwise stated)	Q2 2009				Q2 2010
	Sales	IFO	In % of sales		Sales	IFO	In % of sales

High-Performance Mixed-Signal	454	(43)	(9.5)		719	97	13.5
Standard Products	207	(12)	(5.8)		289	29	10.0
Manufacturing Operations	91	(83)	(91.2)		154	(13)	(8.4)
Corporate and Other	42	(27)	NM	1)	39	(20)	NM	1)
Divested Home Activities	109	(52)	(47.7)		—	—	—

Total	903	(217)	(24.0)		1,201	93	7.7

1)	NM: Not meaningful

The following table presents the reconciliation from nominal sales growth to comparable sales growth for the three months ended July 4, 2010 compared to the three months ended June 28, 2009.

In %	Nominal Growth		Consolidation Changes	Currency Effects	Comparable Growth

High-Performance Mixed-Signal	58.4		—	3.2	61.6
Standard Products	39.6		—	2.4	42.0
Manufacturing Operations	69.2		(87.9)	—	(18.7)
Corporate and Other	(7.1)		—	0.3	(6.8)
Divested Home Activities	NM	1)
Total	33.0		8.2	2.4	43.6

1)	NM: Not meaningful

Sales were $1,201 million in the second quarter of 2010 compared to $903 million in the second quarter of 2009, a nominal increase of 33.0%, and a comparable increase of 43.6%. The increase in sales, compared to the second quarter of 2009, was mainly due to the overall economic recovery. Furthermore, our sales increased due to our ability to ramp up our production to meet higher demand and the increase in our market share driven by design wins across a wide range of our business lines. The sales increase was partly offset by the divestment of a major portion of our former Home segment to Trident on February 8, 2010. The sales of these Divested Home Activities amounted to $109 million in the second quarter of 2009 compared to nil in the second quarter of 2010. However, NXP agreed to continue supplies for the related divested activities. These supplies to Trident amounted to $80 million in the second quarter of 2010 (nil in the second quarter of 2009) and are reported under the Manufacturing Operations segment. Sales in the second quarter of 2010 were also affected by unfavorable currency movements of $20 million compared to the second quarter of 2009.

Gross Profit

Our gross profit was $472 million, or 39.3% of our sales, in the second quarter of 2010, compared to $186 million, or 20.6% of our sales, in the second quarter of 2009. The PPA effects included in gross profit amounted to $3 million in the second quarter of 2010, compared to $54 million in the second quarter of 2009. The higher PPA effects in the second quarter of 2009 were related to the additional write-down due to the closure of our factory in Fishkill, U.S.A. Our gross profit included restructuring and other incidental items, which amounted to an aggregate cost of $7 million in the second quarter of 2010. In the second quarter of 2010, those costs were mainly related to process and product transfer costs in connection with our Redesign Program. Restructuring and other incidental items included in our gross profit in the second quarter of 2009 amounted to an aggregate cost of $37 million and were largely related to the sale of our factory in Caen, France and closure of our factory in Fishkill, U.S.A., as part of our Redesign Program.

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The increase in our gross profit in the second quarter of 2010 was largely due to higher sales and a favorable product mix due to increased revenues from our HPMS segment which have a higher margin. The increase in our gross profit was also supported by the cost reductions that we achieved as a result of the ongoing Redesign Program. The utilization of our factories, based on ‘wafer starts’, increased to an average of 96% in the second quarter of 2010, compared to an average of 62% in the second quarter of 2009. The increase in our gross profit was partly offset by the divestment of a major portion of our former Home segment to Trident on February 8, 2010. These Divested Home Activities achieved a gross profit of $29 million in the second quarter of 2009.

Selling Expenses

Our selling expenses were $65 million, or 5.4% of our sales, in the second quarter of 2010, compared to $59 million, or 6.5% of our sales, in the second quarter of 2009. The increase in our selling expenses is in line with our overall strategy to better serve our customers with High-Performance Mixed-Signal solutions, whereby we have created “application marketing” teams that focus on delivering solutions and systems reference designs that leverage our broad portfolio of products. The additional investment of resources in our sales and marketing organizations was partly offset by the effect of the divestment of a major portion of our former Home segment to Trident, which amounted to $7 million in the second quarter of 2009. The selling expenses in the second quarter of 2010 did not include any restructuring and other incidental items compared to an aggregate cost of $1 million in the second quarter of 2009.

General and Administrative Expenses

General and administrative expenses amounted to $176 million, or 14.7% of our sales, in the second quarter of 2010, compared to $164 million, or 18.2% of our sales, in the second quarter of 2009. The PPA effects that were included in our general and administrative expenses amounted to $81 million in the second quarter of 2010, compared to $77 million in the second quarter of 2009. PPA effects in the second quarter of 2010 included an accelerated amortization charge of $14 million related to a revision of the useful life of an intangible asset. In the second quarter of 2010, our general and administrative expenses also included restructuring and other incidental items amounting to an aggregate cost of $1 million. Those restructuring and other incidental items were largely related to IT system reorganization costs, certain merger and acquisition (M&A) related costs, partly offset by a release of restructuring provisions. In the second quarter of 2009, the restructuring and other incidental items that impacted our general and administrative expenses amounted to an aggregate cost of $18 million and were largely related to restructuring costs, IT system reorganization costs and certain M&A costs. The increase in general and administrative expenses, compared to the second quarter of 2009, was largely due to an accelerated amortization charge, partly offset by lower costs from restructuring and other incidental items, favorable currency effects of $4 million and lower costs for the share-based compensation program ($2 million). Furthermore, the general and administrative expenses in the second quarter of 2009 were lowered by some $13 million related to a release of bonus accruals for employees. The general and administrative expenses were also affected by the divestment of a major portion of our former Home segment to Trident, which amounted to an aggregate cost of $7 million in the second quarter of 2009.

Research and Development Expenses

Our research and development expenses amounted to $137 million, or 11.4% of our sales, in the second quarter of 2010, compared to $188 million, or 20.8% of our sales, in the second quarter of 2009. Our research and development expenses, in the second quarter of 2010, included restructuring and other incidental items amounting to an aggregate income of $3 million mainly related to a release of restructuring provisions, compared to an aggregate cost of $14 million in the second quarter of 2009, which were largely related to the restructuring costs as a part of the Redesign Program. The reduction in our research and development expenses was largely due to lower costs from restructuring and other incidental items, the Divested Home Activities which amounted to an aggregate cost of $66 million in the second quarter of 2009, and favorable currency effects compared to second quarter of 2009. These reductions were partly offset by higher investments in the High-Performance Mixed-Signal applications.

Other Income (Expense)

Other income and expense was a loss of $1 million in the second quarter of 2010, compared to a gain of $8 million in the second quarter of 2009. Included are incidental items, amounting to an aggregate cost of $3 million in the second quarter of 2010 and an aggregate income of $8 million in the second quarter of 2009, which were related to gains and losses realized on the completed divestment transactions and sale of other tangible fixed assets.

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Restructuring Charges

In the second quarter of 2010, no additional restructuring liabilities were recorded resulting from the ongoing restructuring projects, initiated in September 2008, but $15 million was released.

In addition, restructuring related costs amounting to $5 million were directly charged to income from operations.

In the aggregate, the net restructuring release that affected our income from operations in the second quarter of 2010 amounted to $10 million, against a charge of $26 million in the same period of 2009.

The net restructuring costs recorded in the statement of operations are included in the following line items:

	Q2 2009	Q2 2010

Cost of sales	6	2
Selling expenses	1	—
General and administrative expenses	7	(10)
Research & development expenses	12	(2)
Other income and expenses	—	—

Net restructuring charges	26	(10)

As of July 4, 2010, the total restructuring liability was $175 million, which consisted of $147 million of short-term provisions and $19 million of long-term provisions, both of which related to employee termination costs, and $9 million of accrued liabilities.

Income (Loss) from Operations

The following tables present the aggregate by segment of income (loss) from operations for the three months ended July 4, 2010 and June 28, 2009, which includes the effects of PPA, restructuring and other incidental items:

($ in millions)	Q2 2010
	Income (Loss) from Operations	Effects of PPA	Restructuring	Other Incidental Items

High-Performance Mixed-Signal	97	(58)	5	—
Standard Products	29	(19)	(1)	—
Manufacturing Operations	(13)	(7)	(2)	(4)
Corporate and Other	(20)	—	8	(14)
Divested Home Activities	—	—	—	—

Total	93	(84)	10	(18)

($ in millions)	Q2 2009
	Income (Loss) from Operations	Effects of PPA	Restructuring	Other Incidental Items

High-Performance Mixed-Signal	(43)	(55)	(3)	(3)
Standard Products	(12)	(19)	(1)	(1)
Manufacturing Operations	(83)	(57)	—	(25)
Corporate and Other	(27)	—	(16)	(7)
Divested Home Activities	(52)	—	(6)	—

Total	(217)	(131)	(26)	(36)

Our income from operations included depreciation and amortization, including PPA effects and the accelerated amortization charge related to an intangible asset, which aggregated to a total charge of $169 million in the second quarter of 2010 and $253 million in the second quarter of 2009. Depreciation and amortization in the second quarter of 2010 included $1 million related to restructuring and other incidental items, compared to $9 million in the second quarter of 2009.

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Financial Income (Expense)

($ in millions)	Q2 2009	Q2 2010

Interest income	1	—
Interest expense	(91)	(78)
Foreign exchange results	172	(330)
Extinguishment of debt	517	—
Other	(17)	(5)

Total	582	(413)

Financial income and expenses was a net expense of $413 million in the second quarter of 2010, compared to a net income of $582 million in the second quarter of 2009. The net interest expense amounted to $78 million in the second quarter of 2010, compared to $90 million in the second quarter of 2009. Financial income and expenses also included a loss of $330 million in the second quarter of 2010, as a result of a change in foreign exchange rates mainly applicable to our U.S. dollar-denominated notes and short-term loans, compared to a gain of $172 million in the second quarter of 2009. In addition, the second quarter of 2009 included a gain of $517 million resulting from the extinguishment of debt.

Income Tax Benefit (Expenses)

The effective income tax rates for the three months ended July 4, 2010 and June 28, 2009 were (0.3%) and 0.5% respectively. The lower effective tax rate for the three months ended July 4, 2010 compared to the same period in the previous year was primarily due to an increase in losses in tax jurisdictions for which a full valuation allowance is recorded in both the quarter ended July 4, 2010 and June 28, 2009.

Results Relating to Equity-accounted Investees

Results relating to the equity-accounted investees amounted to a loss of $29 million in the second quarter of 2010, compared to nil in the second quarter of 2009. The loss in the second quarter of 2010 was related to our investment in Trident.

Net Income

Net income amounted to a loss of $350 million in the second quarter of 2010 compared to a profit of $363 million in the second quarter of 2009. The significant improvement of income from operations from a loss of $ 217 million in the second quarter of 2009 to a profit of $ 93 million in the second quarter of 2010 is offset by the increased financial expenses. In the second quarter of 2009 we included a gain of $517 million in financial income and expense resulting from the extinguishment of debt and favorable foreign exchange result of $172 million compared to this quarter’s unfavorable results of $330 million.

Non-controlling Interests

The share of non-controlling interests amounted to a profit of $12 million in the second quarter of 2010, compared to a profit of $5 million in the second quarter of 2009. This mostly related to the third-party share in the results of consolidated companies, predominantly SSMC and NuTune.

[-11]

Three Months ended July 4, 2010 compared to Three Months ended June 28, 2009 by Segment

High-Performance Mixed-Signal

($ in millions, unless otherwise stated)	Q2 2009	Q2 2010

Sales	454	719
% nominal growth	(32.4)	58.4
% comparable growth	(28.9)	61.6
Gross profit	174	379
Income (loss) from operations	(43)	97
Effects of PPA	(55)	(58)
Restructuring charges	(3)	5
Other incidental items	(3)	—

Sales

Sales in the second quarter of 2010 were $719 million compared to $454 million in the second quarter of 2009, a nominal increase of 58.4%, and a comparable increase of 61.6%. The increase in sales, compared to the second quarter of 2010, was mainly attributable to the recovery from the global economic crises supported by market share gains driven by various design wins, over the past quarters, across a wide range of our business lines. This was enabled by the fast ramp up of our production. The increase in sales was partly offset by unfavorable currency effects of $14 million, compared to the second quarter of 2009.

Gross Profit

Gross profit in the second quarter of 2010 was $379 million, or 52.7% of sales, compared to $174 million, or 38.3% of sales, in the second quarter of 2009. Included are the PPA effects of $1 million in the second quarter of 2010, compared to nil in the second quarter of 2009. The restructuring and other incidental items amounted to an aggregate income of $2 million and were mainly related to the release of restructuring provision. The second quarter of 2009 included restructuring and other incidental items amounting to an aggregate cost of $6 million and were mainly related to process and product transfer costs and restructuring costs. The increase in gross profit was largely due to the higher sales supported by cost savings resulting from the ongoing Redesign Program.

Operating Expenses

Operating expenses amounted to $282 million in the second quarter of 2010, or 39.2% of sales, compared to $223 million in the second quarter of 2009, or 49.1% of sales. Operating expenses included the PPA effects of $57 million in the second quarter of 2010, compared to $55 million in the second quarter of 2009. PPA effects in the second quarter of 2010 included an accelerated amortization charge of $8 million related to a revision of the useful life of an intangible asset. The increase in operating expenses was largely due to higher research and development costs and higher selling expenses, in line with our strategy of creating “application marketing” teams to better serve our customers. The increase in research and development costs was mainly due to the redirecting of our research and development resources after the divestment of a major portion of our former Home segment to Trident. The increase in operating expense was partly offset by the cost savings resulting from the ongoing Redesign Program.

Income (Loss) from Operations

We had an income from operations of $97 million in the second quarter of 2010, compared to a loss from operations of $43 million in the second quarter of 2009. Included are the PPA effects of $58 million in the second quarter of 2010 compared to $55 million in the second quarter of 2009. PPA effects in the second quarter of 2010 included an accelerated amortization charge of $8 million related to a revision of the useful life of an intangible asset. The restructuring and other incidental items in the second quarter of 2010 amounted to an aggregate income of $5 million, mainly due to the release of certain restructuring provisions, compared to an aggregate cost of $6 million in the second quarter of 2009, mainly related to process and product transfer costs and restructuring costs as part of the Redesign Program. The increase in income from operations, compared to second quarter of 2009, was largely due to higher gross profit, resulting from higher sales and redesign savings, partly offset by the higher operating expenses.

[-12]

Standard Products

($ in millions, unless otherwise stated)	Q2 2009	Q2 2010

Sales	207	289
% nominal growth	(28.4)	39.6
% comparable growth	(25.1)	42.0
Gross profit	43	89
Income (loss) from operations	(12)	29
Effects of PPA	(19)	(19)
Restructuring charges	(1)	(1)
Other incidental items	(1)	—

Sales

Sales in the second quarter of 2010 were $289 million, compared to $207 million in the second quarter of 2009, a nominal increase of 39.6%, and a comparable increase of 42.0%. The increase in sales, compared to the second quarter of 2009, was mainly attributable to the recovery from the global economic crises and our ability to ramp up production in response to the increased demand. The increase in sales was partly offset by unfavorable currency effects of $5 million, compared to the second quarter of 2009.

Gross Profit

Gross profit in the second quarter of 2010 was $89 million, or 30.8% of sales, compared to $43 million, or 20.8% of sales, in the second quarter of 2009. There were no PPA effects included in the gross profit for the second quarter of 2010 and 2009. The restructuring and other incidental items amounted to an aggregate cost of $1 million in the second quarter of 2010 and 2009. The increase in gross profit was largely due to the higher sales.

Operating Expenses

Operating expenses amounted to $60 million in the second quarter of 2010, or 20.8% of sales, compared to $56 million in the second quarter of 2009, or 27.1% of sales. Operating expenses included PPA effects of $19 million in the second quarter of 2010 and 2009. PPA effects in the second quarter of 2010 included an accelerated amortization charge of $6 million related to a revision of the useful life of an intangible asset. The increase in operating expenses was in line with increased sales and marketing activities.

Income (Loss) from Operations

We had an income from operations of $29 million in the second quarter of 2010, compared to a loss of $12 million in the second quarter of 2009. Included are the PPA effects of $19 million in the second quarter of 2010 and 2009. PPA effects in the second quarter of 2010 included an accelerated amortization charge of $6 million related to a revision of the useful life of an intangible asset. The increase in income from operations was mainly due to the higher gross profit. The restructuring and other incidental items amounted to an aggregate cost of $1 million in the second quarter of 2010 compared to a cost of $2 million in the second quarter of 2009.

Manufacturing Operations

The main function of our Manufacturing Operations segment is to supply products to our High-Performance Mixed-Signal and Standard Products segments, however, we also derive external revenues and costs from sales from wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenues from these sources are expected to decline.

Sales

Sales of our Manufacturing Operations segment were $154 million in the second quarter of 2010, compared to $91 million in the second quarter of 2009. The increase in sales was mainly due to sales to Trident, which amounted to $80 million in the second quarter of 2010, compared to nil in the second quarter of 2009. The remaining decline was related to sales to ST-Ericsson. The factory utilization rate based on ‘wafer starts’ improved from 62% in the second quarter of 2009 to 96% in the second quarter of 2010.

[-13]

Operating Expenses

Operating expenses amounted to $9 million in the second quarter of 2010, compared to $14 million in the second quarter of 2009. The PPA effects included in the operating expenses amounted to $5 million in the second quarter of 2010 (2009: $4 million). Operating expenses were mainly related to the real estate and facility management costs and the management fee allocated to our Manufacturing Operations segment.

Income (Loss) from Operations

We had a loss from operations of $13 million in the second quarter of 2010, compared to a loss of $83 million in the second quarter of 2009. Included are the PPA effects of $7 million in the second quarter of 2010, compared to $57 million in the second quarter of 2009. The PPA effects in the second quarter of 2009 included an additional write down related to the closure of our factory at Fishkill, U.S.A. The restructuring and other incidental items amounted to an aggregate cost of $6 million in the second quarter of 2010 compared to $25 million in the second quarter of 2009. Those costs were mainly related to the process and product transfer costs as part of the Redesign Program.

Corporate and Other

Our Corporate and Other segment includes our NuTune CAN tuner joint venture (which was reported under the former Home segment), NXP Software, intellectual property management, corporate research and development and corporate infrastructure.

Sales

Sales in the second quarter of 2010 were $39 million, which primarily related to NuTune and Software, compared to $42 million in the second quarter of 2009.

Operating Expenses

Operating expenses amounted to $36 million in the second quarter of 2010, compared to $38 million in the second quarter of 2009. Included are the restructuring and other incidental items which amounted to an aggregate cost of $6 million in the second quarter of 2010, compared to $23 million in the second quarter of 2009. The other incidental items are largely related to the IT system reorganization costs and merger and acquisition related costs.

Divested Home Activities

On February 8, 2010, we divested a major portion of our former Home segment to Trident. The remaining part of the former Home segment has been moved into the High-Performance Mixed-Signal and Corporate and Other segments.

There were no sales or operating expenses in the second quarter of 2010 under this segment. In the second quarter of 2009, sales amounted to $109 million and operating expenses amounted to $80 million.

[-14]

Three Months ended July 4, 2010 compared to Three Months ended April 4, 2010 for the Group

Sales

The following table presents the aggregate sales and income from operations (IFO) by segment for the three months ended July 4, 2010 and April 4, 2010.

($ in millions, unless otherwise stated)	Q1 2010				Q2 2010
	Sales	IFO	In % of sales		Sales	IFO	In % of sales

High-Performance Mixed-Signal	695	51	7.3		719	97	13.5
Standard Products	279	24	8.6		289	29	10.0
Manufacturing Operations	109	(16)	(14.7)		154	(13)	(8.4)
Corporate and Other	35	(28)	NM	1)	39	(20)	NM	1)
Divested Home Activities	47	(31)	(66.0)		—	—	—

Total	1,165	0	0		1,201	93	7.7

1)	NM: Not meaningful

The following table presents the reconciliation from nominal sales growth to comparable sales growth for the three months ended July 4, 2010 compared to the three months ended April 4, 2010.

In %	Nominal Growth		Consolidation Changes	Currency Effects	Comparable Growth

High-Performance Mixed-Signal	3.5		—	3.1	6.6
Standard Products	3.6		—	2.6	6.2
Manufacturing Operations	41.3		(37.1)	—	4.2
Corporate and Other	11.4		—	0.6	12.0
Divested Home Activities	NM	1)
Total	3.1		0.7	2.7	6.5

1)	NM: Not meaningful

Sales were $1,201 million in the second quarter of 2010 compared to $1,165 million in the first quarter of 2010, a nominal increase of 3.1%, and a comparable increase of 6.5%. The increase in sales, compared to the first quarter of 2010, was mainly due to our ability to continuously ramp up the manufacturing operations to support the increased demand. The sales increase was partly offset by the divestment of a major portion of our former Home segment to Trident on February 8, 2010. The sales of these Divested Home Activities amounted to $47 million in the first quarter of 2010 compared to nil in the second quarter of 2010. However, NXP agreed to continue supplies for the related divested activities. These supplies to Trident amounted to $80 million in the second quarter of 2010 compared to $38 million in the first quarter of 2010 and are reported under the Manufacturing Operations segment. Sales in the second quarter of 2010 were also affected by unfavorable currency movements of $30 million compared to the first quarter of 2010.

Gross Profit

Our gross profit was $472 million, or 39.3% of our sales, in the second quarter of 2010, compared to $428 million, or 36.7% of our sales, in the first quarter of 2010. The PPA effects that were included in gross profit amounted to $3 million in the second quarter of 2010, compared to $12 million in the first quarter of 2010. Our gross profit also included restructuring and other incidental items, which amounted to an aggregate cost of $7 million in the second quarter of 2010, compared to $5 million in the first quarter of 2010. Those costs were mainly related to process and product transfer costs in connection with our Redesign Program. The increase in our gross profit in the second quarter of 2010 was mainly due to higher sales, lower PPA effects and lower restructuring and other incidental items. This was partly offset by an unfavorable currency effects and the Divested Home Activities, which achieved a gross profit of $16 million in the first quarter of 2010. The utilization of our factories, based on ‘wafer starts’, increased to an average of 96% in the second quarter of 2010, compared to an average of 93% in the first quarter of 2010.

[-15]

Selling Expenses

Our selling expenses were $65 million, or 5.4% of our sales, in the second quarter of 2010, compared to $66 million, or 5.7% of our sales, in the first quarter of 2010. The selling expenses did not include any restructuring and other incidental items in the second quarter of 2010, compared to an aggregate income of $2 million in the first quarter of 2010. The lower selling expenses in the second quarter of 2010 were mainly due to the favorable currency effects compared to first quarter of 2010.

General and Administrative Expenses

General and administrative expenses amounted to $176 million, or 14.7% of our sales, in the second quarter of 2010, compared to $191 million, or 16.4% of our sales, in the first quarter of 2010. The PPA effects that were included in our general and administrative expenses amounted to $81 million in the second quarter of 2010, compared to $73 million in the first quarter of 2010. PPA effects in the second quarter of 2010 included an accelerated amortization charge of $14 million related to a revision of the useful life of an intangible asset. The general and administrative expenses, in the second quarter of 2010, included restructuring and other incidental items amounting to an aggregate cost of $2 million. Those restructuring and other incidental items were largely related to IT system reorganization costs, certain merger and acquisition (M&A) related costs, partly offset by a release of certain restructuring provisions. In the first quarter of 2010, the restructuring and other incidental items that impacted on our general and administrative expenses amounted to an aggregate cost of $33 million and were largely related to the restructuring costs, IT system reorganization costs and certain merger and acquisition (M&A) costs. The lower general and administrative expenses were largely due to lower restructuring and other incidental items and favorable currency effects.

Research and Development Expenses

Our research and development expenses amounted to $137 million, or 11.4% of our sales, in the second quarter of 2010, compared to $154 million, or 13.2% of our sales, in the first quarter of 2010. Our research and development expenses, in the second quarter of 2010, included restructuring and other incidental items amounting to an aggregate income of $2 million mainly related to a release of restructuring provisions, compared to an aggregate cost of $3 million in the first quarter of 2010. The reduction in our research and development expenses was largely due to lower costs related to restructuring and other incidental items, the Divested Home Activities which amounted to an aggregate cost of $16 million in the first quarter of 2010, and favorable currency effects compared to the first quarter of 2010. These reductions were partly offset by additional investments in the High-Performance Mixed-Signal applications.

Other Income (Expense)

Other income and expense was a loss of $1 million in the second quarter of 2010, compared to a loss of $17 million in the first quarter of 2010. Included are incidental items, amounting to an aggregate cost of $3 million in the second quarter of 2010 and an aggregate cost of $20 million in the first quarter of 2010, and were related to gains and losses realized on the completed divestment transactions and sale of other tangible fixed assets.

[-16]

Income (Loss) from Operations

The following tables present the aggregate by segment of income (loss) from operations for the three months ended July 4, 2010 and April 4, 2010, which includes the effects of PPA, restructuring and other incidental items:

($ in millions)	Q2 2010
	Income (Loss) from Operations	Effects of PPA	Restructuring	Other Incidental Items

High-Performance Mixed-Signal	97	(58)	5	—
Standard Products	29	(19)	(1)	—
Manufacturing Operations	(13)	(7)	(2)	(4)
Corporate and Other	(20)	—	8	(14)
Divested Home Activities	—	—	—	—

Total	93	(84)	10	(18)

($ in millions)	Q1 2010
	Income (Loss) from Operations	Effects of PPA1)	Restructuring	Other Incidental Items

High-Performance Mixed-Signal	51	(63)	1	(1)
Standard Products	24	(16)	2	(1)
Manufacturing Operations	(16)	(6)	(2)	(6)
Corporate and Other	(28)	—	(11)	(11)
Divested Home Activities	(31)	—	(4)	(26)

Total	0	(85)	(14)	(45)

1)	Effects of PPA includes $9 million (HPMS $6 million and Manufacturing Operations $3 million) additional write-down of a site in Germany.

Our income from operations included depreciation and amortization, including PPA effects and the accelerated amortization charge related to an intangible asset, which aggregated to a total charge of $169 million in the second quarter of 2010 and $193 million in the first quarter of 2010. Depreciation and amortization in the second quarter of 2010 included $1 million related to restructuring and other incidental items, compared to $21 million in the first quarter of 2010.

[-17]

Three Months ended July 4, 2010 compared to Three Months ended April 4, 2010 by Segment

High-Performance Mixed-Signal

($ in millions, unless otherwise stated)	Q1 2010	Q2 2010

Sales	695	719
% nominal growth	9.1	3.5
% comparable growth	11.5	6.6
Gross profit	330	379
Income (loss) from operations	51	97
Effects of PPA	(63)	(58)
Restructuring charges	1	5
Other incidental items	(1)	—

Sales

Sales in the second quarter of 2010 were $719 million compared to $695 million in the first quarter of 2010, a nominal increase of 3.5%, and a comparable increase of 6.6%. The increase in sales, compared to the first quarter of 2010, was largely attributable to our ability to continuously ramp up the manufacturing operations to support the increased demand. This increase in sales was partly offset by unfavorable currency effects of $22 million, compared to the first quarter of 2010.

Gross Profit

Gross profit in the second quarter of 2010 was $379 million, or 52.7% of sales, compared to $330 million, or 47.5% of sales, in the first quarter of 2010. Included are PPA effects of $1 million in the second quarter of 2010, compared to $10 million in the first quarter of 2010. Restructuring and other incidental items amounted to an aggregate income of $2 million and were mainly related to the release of restructuring provision. Restructuring and other incidental items, in the first quarter of 2010, included a release for restructuring of $1 million offset by an incidental cost of $1 million. The increase in gross profit was largely due to higher sales supported by cost savings resulting from the ongoing Redesign Program.

Operating Expenses

Operating expenses amounted to $282 million in the second quarter of 2010, or 39.2% of sales, compared to $279 million in the first quarter of 2010, or 40.3% of sales. Operating expenses included PPA effects of $57 million in the second quarter of 2010, compared to $53 million in the first quarter of 2010. PPA effects in the second quarter of 2010 included an accelerated amortization charge of $8 million related to a revision of the useful life of an intangible asset. The increase in operating expenses was largely due to higher general and administrative costs. Restructuring and other incidental items, in the second quarter of 2010, amounted to an aggregate income of $3 million related to the release of restructuring provisions, compared to nil in the first quarter of 2010.

Income (Loss) from Operations

We had an income from operations of $97 million in the second quarter of 2010, compared to $51 million in the first quarter of 2010. Included are PPA effects of $58 million in the second quarter of 2010 compared to $63 million in the first quarter of 2010. PPA effects in the second quarter of 2010 included an accelerated amortization charge of $8 million related to a revision of the useful life of an intangible asset. Restructuring and other incidental items in the second quarter of 2010 amounted to an aggregate income of $5 million, mainly due to the release of restructuring provisions. Restructuring and other incidental items in the first quarter of 2010 were mainly related to process and product transfer costs offset by a release of restructuring provision. The increase in income from operations, compared to first quarter of 2010, was mainly due to higher gross profit, resulting from higher sales and redesign savings, partly offset by the higher operating expenses.

[-18]

Standard Products

($ in millions, unless otherwise stated)	Q1 2010	Q2 2010

Sales	279	289
% nominal growth	0.7	3.6
% comparable growth	2.6	6.2
Gross profit	77	89
Income (loss) from operations	24	29
Effects of PPA	(16)	(19)
Restructuring charges	2	(1)
Other incidental items	(1)	—

Sales

Sales in the second quarter of 2010 were $289 million, compared to $279 million in the first quarter of 2010, a nominal increase of 3.6%, and a comparable increase of 6.2%. The increase in sales, compared to the first quarter of 2010, was mainly due to our ability to ramp up production in response to the increased demand. This increase in sales was partly offset by unfavorable currency effects of $7 million, compared to the first quarter of 2010.

Gross Profit

Gross profit in the second quarter of 2010 was $89 million, or 30.8% of sales, compared to $77 million, or 27.6% of sales, in the first quarter of 2010. There were no PPA effects included in the gross profit for the first and second quarter of 2010. Restructuring and other incidental items amounted to an aggregate cost of $1 million in the second quarter of 2010 compared to an aggregate income of $1 million in the first quarter of 2010. The increase in gross profit was largely due to the higher sales.

Operating Expenses

Operating expenses amounted to $60 million in the second quarter of 2010, or 20.8% of sales, compared to $53 million in the first quarter of 2010, or 19.0% of sales. Operating expenses included PPA effects of $19 million in the second quarter of 2010, compared to $16 million in the first quarter of 2010. PPA effects in the second quarter of 2010 included an accelerated amortization charge of $6 million related to a revision of the useful life of an intangible asset. The increase in operating expenses was due to the accelerated amortization charge and increased sales and marketing activities.

Income (Loss) from Operations

We had an income from operations of $29 million in the second quarter of 2010, compared to $24 million in the first quarter of 2010. Included are PPA effects of $19 million in the second quarter of 2010, compared to $16 million in the first quarter of 2010. PPA effects in the second quarter of 2010 included an accelerated amortization charge of $6 million related to a revision of the useful life of an intangible asset. The increase in income from operations was mainly due to the higher gross profit, partly offset by higher operating expenses.

Manufacturing Operations

Sales

Sales of our Manufacturing Operations segment were $154 million in the second quarter of 2010, compared to $109 million in the first quarter of 2010. The increase in sales was mainly due to sales to Trident, which amounted to $80 million in the second quarter of 2010, compared to $38 million in the first quarter of 2010. The factory utilization based on ‘wafer starts’ improved from 93% in the first quarter of 2010 to 96% in the second quarter of 2010.

Operating Expenses

Operating expenses amounted to $9 million in the first and second quarter of 2010. PPA effects included in the operating expenses amounted to $5 million in the second quarter of 2010 (first quarter: $4 million). Operating expenses were mainly related to the real estate and facility management costs and the management fee allocated to our Manufacturing Operations segment.

[-19]

Income (Loss) from Operations

We had a loss from operations of $13 million in the second quarter of 2010, compared to a loss of $16 million in the first quarter of 2010. Included are PPA effects of $7 million in the second quarter of 2010 (first quarter: $6 million). Restructuring and other incidental items amounted to an aggregate cost of $6 million in the second quarter of 2010 compared to $8 million in the first quarter of 2010. Those costs were mainly related to process and product transfer costs as part of the Redesign Program.

Corporate and Other

Sales

Sales in the second quarter of 2010 were $39 million, which primarily related to NuTune and Software, compared to $35 million in the first quarter of 2010.

Operating Expenses

Operating expenses amounted to $36 million in the second quarter of 2010, compared to $48 million in the first quarter of 2010. Included are the restructuring and other incidental items which amounted to an aggregate cost of $6 million in the second quarter of 2010, compared to $22 million in the first quarter of 2010. The other incidental items are largely related to the IT system reorganization costs and merger and acquisition related costs.

Divested Home Activities

On February 8, 2010, we divested a major portion of our former Home segment to Trident. The remaining part of the former Home segment has been moved into the High-Performance Mixed-Signal and Corporate and Other segments.

There were no sales and operating expenses in the second quarter of 2010 under this segment. In the first quarter of 2010 (until February 8), sales amounted to $47 million and operating expenses amounted to $21 million.

[-20]

Six Months ended July 4, 2010 compared to Six Months ended June 28, 2009 for the Group

Sales

The following table presents the aggregate sales and income from operations (IFO) by segment for the six months ended July 4, 2010 and June 28, 2009.

($ in millions, unless otherwise stated)	YTD 2009				YTD 2010
	Sales	IFO	In % of sales		Sales	IFO	In % of sales

High-Performance Mixed-Signal	827	(176)	(21.3)		1,414	148	10.5
Standard Products	358	(74)	(20.7)		568	53	9.3
Manufacturing Operations	152	(132)	(86.8)		263	(29)	(11.0)
Corporate and Other	82	(54)	NM	1)	74	(48)	NM	1)
Divested Home Activities	186	(128)	(68.8)		47	(31)	(66.0)

Total	1,605	(564)	(35.1)		2,366	93	3.9

1)	NM: Not meaningful

The following table presents the reconciliation from nominal sales growth to comparable sales growth for the six months ended July 4, 2010 compared to the six months ended June 28, 2009.

In %	Nominal Growth		Consolidation Changes	Currency Effects	Comparable Growth

High-Performance Mixed-Signal	71.0		—	0.1	71.1
Standard Products	58.7		—	—	58.7
Manufacturing Operations	73.0		(77.6)	—	(4.6)
Corporate and Other	(9.8)		—	—	(9.8)
Divested Home Activities	NM	1)		—
Total	47.4		7.7	—	55.1

1)	NM: Not meaningful

Sales were $2,366 million in the first six months of 2010 compared to $1,605 million in the first six month of 2009, a nominal increase of 47.4%, and a comparable increase of 55.1%. The increase in sales, compared to the first six months of 2009, was mainly due to the overall economic recovery, our ability to ramp up production to meet higher demand and the increase in our market share driven by design wins across a wide range of our business lines. The sales increase was partly offset by the divestment of a major portion of our former Home segment to Trident on February 8, 2010. The sales of these Divested Home Activities amounted to $186 million in the first six months of 2009 compared to $47 million in the first six months of 2010. However, NXP agreed to continue supplies for the related divested activities. These supplies to Trident amounted to $118 million in the first six months of 2010 compared to nil in the first six months 2009 and are reported under the Manufacturing Operations segment.

Gross Profit

Our gross profit was $900 million, or 38.0% of our sales, in the first six months of 2010, compared to $254 million, or 15.8% of our sales, in the first six months of 2009. PPA effects included in gross profit amounted to $15 million in the first six months of 2010, compared to $58 million in the first six months of 2009. The higher PPA effects in the first six months of 2009 were related to the additional write-down due to the closure of our factory in Fishkill, U.S.A. Our gross profit included restructuring and other incidental items, which amounted to an aggregate cost of $12 million in the first six months of 2010. Those costs were mainly related to process and product transfer costs in connection with our Redesign Program partly offset by release of certain restructuring provisions. Restructuring and other incidental items included in our gross profit in the first six months of 2009 amounted to an aggregate cost of $78 million and were largely related to the sale of our factory in Caen, France and the closure of our factory in Fishkill, U.S.A., as part of our Redesign Program.

[-21]

The increase in our gross profit in the second quarter of 2010 was largely due to higher sales and a favorable product mix due to increased revenues from our HPMS segment which sells products with higher margin. The increase in our gross profit was also supported by the cost reductions that we achieved as a result of the ongoing Redesign Program.

Selling Expenses

Our selling expenses were $131 million, or 5.5% of our sales, in the first six months of 2010, compared to $120 million, or 7.5% of our sales, in the first six months of 2009. The increase in our selling expenses is in line with our overall strategy to better serve our customers with High-Performance Mixed-Signal solutions. The increase in selling expenses was partly offset by the effect of the divestment of a major portion of our former Home segment to Trident, which amounted to $15 million in the first six months of 2009. Selling expenses included restructuring and other incidental items amounting to an aggregate income of $2 million in the first six months of 2010 compared to aggregate costs of $1 million in the first six months of 2009.

General and Administrative Expenses

General and administrative expenses amounted to $367 million, or 15.5% of our sales, in the first six months of 2010, compared to $337 million, or 21.0% of our sales, in the first six months of 2009. PPA effects that were included in our general and administrative expenses amounted to $154 million in the first six months of 2010, compared to $158 million in the first six months of 2009. PPA effects in the first six months of 2010 included an accelerated amortization charge of $14 million related to a revision of the useful life of an intangible asset. The restructuring and other incidental items, in the first six months of 2010, amounted to an aggregate cost of $35 million. Those restructuring and other incidental items were largely related to IT system reorganization costs, certain merger and acquisition (M&A) related costs and the restructuring charges. Restructuring and other incidental items, in the first six months of 2009, amounted to aggregated costs of $39 million and were largely related to restructuring costs, IT system reorganization costs and certain M&A costs. The general and administrative expenses in the first six months of 2009 were lowered by a release of bonus accruals for employees. This resulted in higher general and administrative expenses in the first six months of 2010 compared to the first six months of 2009, partly offset by lower costs related restructuring and other incidental items and PPA effects. Furthermore, the Divested Home Activities amounted to an aggregate cost of $20 million in the first six months of 2009 compared to $3 million in the first six months of 2010.

Research and Development Expenses

Our research and development expenses amounted to $291 million, or 12.3% of our sales, in the first six months of 2010, compared to $375 million, or 23.4% of our sales, in the first six months of 2009. Our research and development expenses, in the first six months of 2010, included restructuring and other incidental items amounting to an aggregate income of $1 million, compared to aggregated costs of $22 million in the first six months of 2009 and were largely related to restructuring costs as a part of the Redesign Program. The reduction in our research and development expenses was largely due to the Divested Home Activities, which amounted to aggregated costs of $125 million in the first six months of 2009 compared to $16 million in the first six months of 2010, and lower costs related to restructuring and other incidental items. These reductions were partly offset by higher investments in the High-Performance Mixed-Signal segment.

Other Income (Expense)

Other income and expense was a loss of $18 million in the first six months of 2010, compared to a gain of $14 million in the first six months of 2009. Included are incidental items, amounting to aggregated costs of $22 million in the first six months of 2010, compared to an aggregate income of $13 million in the first six months of 2009. Other income and expense included gains and losses realized on the completed divestment transactions and sale of other tangible fixed assets.

Restructuring Charges

In the first six months of 2010, restructuring charges were recorded as a result of the ongoing restructuring projects, initiated in September 2008.

In the aggregate, the net restructuring charges that affected our income from operations in the first six months of 2010 amounted to $4 million (against $61 million in the same period of 2009), of which $5 million were related to employee termination costs from the Redesign Program. The remainder was largely due to costs related to the closure of businesses such as the front-end manufacturing facility in Hamburg, Germany offset by the release of provisions.

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On aggregate, the restructuring costs recorded in the statement of operations are included in the following line items:

	For the six months ended
	June 28, 2009	July 4, 2010

Cost of sales	24	(3)
Selling expenses	1	(2)
General and administrative expenses	19	10
Research & development expenses	17	(1)
Other income and expenses	—	—

Net restructuring charges	61	4

As of July 4, 2010, the total restructuring liability was $175 million, which consisted of $147 million of short-term provisions and $19 million of long-term provisions, both of which related to employee termination costs, and $9 million of accrued liabilities.

Income (Loss) from Operations

The following tables present the aggregate by segment of income (loss) from operations for the six months ended July 4, 2010 and June 28, 2009, which includes the effects of PPA, impairment and restructuring and other incidental items:

($ in millions)	YTD 2010
	Income (Loss) from Operations	Effects of PPA	Restructuring	Other Incidental Items

High-Performance Mixed-Signal	148	(121)	6	(1)
Standard Products	53	(35)	1	(1)
Manufacturing Operations	(29)	(13)	(4)	(10)
Corporate and Other	(48)	—	(3)	(25)
Divested Home Activities	(31)	—	(4)	(26)

Total	93	(169)	(4)	(63)

($ in millions)	YTD 2009
	Income (Loss) from Operations	Effects of PPA	Restructuring	Other Incidental Items

High-Performance Mixed-Signal	(176)	(110)	(5)	(11)
Standard Products	(74)	(38)	(1)	(2)
Manufacturing Operations	(132)	(64)	(16)	(43)
Corporate and Other	(54)	(1)	(32)	(9)
Divested Home Activities	(128)	(3)	(7)	(1)

Total	(564)	(216)	(61)	(66)

Our income from operations included depreciation and amortization, including PPA effects and the accelerated amortization charge related to an intangible asset, which aggregated to a total charge of $362 million in the first six months of 2010 and $464 million in the first six months of 2009. Depreciation and amortization in the first six months of 2010 included $22 million related to restructuring and other incidental items, compared to $9 million in the first six months of 2009.

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Financial Income (Expense)

($ in millions)	YTD 2009	YTD 2010

Interest income	4	—
Interest expense	(195)	(158)
Foreign exchange results	(29)	(552)
Extinguishment of debt	517	2
Other	(24)	(7)

Total	273	(715)

Financial income and expenses was a net expense of $715 million in the first six months of 2010, compared to a net income of $273 million in the first six months of 2009. Net interest expense amounted to $158 million in the first six months of 2010, compared to $191 million in the first six months of 2009. Financial income and expenses also included a loss of $552 million in the first six months of 2010, as a result of a change in foreign exchange rates mainly applicable to our U.S. dollar-denominated notes and short-term loans, compared to a loss of $29 million in the first six months of 2009. The first six months of 2009 included a gain of $517 million resulting from the extinguishment of debt, compared to a gain of $2 million in the first six months of 2010.

Income Tax Benefit (Expenses)

The effective income tax rates for the six months ended July 4, 2010 and June 28, 2009 were (1.4%) and (3.4%) respectively. The difference in the effective tax rate for the six months ended July 4, 2010 compared to the same period in the prior year was primarily due to an increase of losses in tax jurisdictions for which a full valuation allowance is recorded in both the six months ended July 4, 2010 and June 28, 2009.

Results Relating to Equity-accounted Investees

Results relating to the equity-accounted investees amounted to a loss of $55 million in the first six months of 2010, compared to a gain of $75 million in the first six months of 2009. The loss in 2010 was related to our investment in Trident, whereas the gain in 2009 was related to the release of translation differences related to the sale of our share in the ST-NXP Wireless joint venture.

Net Income (loss)

Net income amounted to a loss of $686 million in the first six months of 2010 compared to $226 million in the first six months of 2009.

The significant improvement of income from operations from a loss of $ 564 million in the first six months of 2009 to a profit of $ 93 million in the first six months of 2010 is offset by the development in financial income and expense. In the first six months of 2009 we included a gain of $517 million in financial income and expense resulting from the extinguishment of debt. Furthermore the considerably higher foreign exchange rate losses resulted in $523 million higher financial expenses in the first six months of 2010.

Non-controlling Interests

The share of non-controlling interests amounted to a profit of $21 million in the first six month of 2010, compared to a loss of $5 million in the first six month of 2009. This mostly related to the third-party share in the results of consolidated companies, predominantly SSMC and NuTune.

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Six Months ended July 4, 2010 compared to Six Months ended June 28, 2009 by Segment

High-Performance Mixed-Signal

($ in millions, unless otherwise stated)	YTD 2009	YTD 2010

Sales	827	1,414
% nominal growth	(37.9)	71.0
% comparable growth	(34.9)	71.1
Gross profit	272	709
Income (loss) from operations	(176)	148
Effects of PPA	(110)	(121)
Restructuring charges	(5)	6
Other incidental items	(11)	(1)

Sales

Sales in the first six months of 2010 were $1,414 million compared to $827 million in the first six months of 2010, a nominal increase of 71.0%, and a comparable increase of 71.1%. The increase in sales, compared to the first six months of 2010, was largely attributable to the global economic recovery supported by market share gain driven by various design wins, over the past quarters, across a wide range of our business lines, and our responsive manufacturing operations.

Gross Profit

Gross profit in the first six months of 2010 was $709 million, or 50.1% of sales, compared to $272 million, or 32.9% of sales, in the first six months of 2009. Included are the PPA effects of $11 million in the first six months of 2010, compared to $1 million in the first six months of 2009. The restructuring and other incidental items amounted to an aggregate income of $2 million and were mainly related to the release of restructuring provision. The restructuring and other incidental items, in the first six months of 2009, amounted to an aggregate cost of $16 million. The increase in gross profit was largely due to the higher sales supported by cost savings resulting from the ongoing Redesign Program.

Operating Expenses

Operating expenses amounted to $561 million in the first six months of 2010, or 39.7% of sales, compared to $454 million in the first six months of 2009, or 54.9% of sales. Operating expenses included the PPA effects of $110 million in the first six months of 2010, compared to $109 million in the first six months of 2009. PPA effects in the first six months of 2010 included an accelerated amortization charge of $8 million related to a revision of the useful life of an intangible asset. The increase in operating expenses was largely due to higher investments in research and development costs and higher selling costs in line with our strategy of creating “application marketing” teams to better serve our customers. The restructuring and other incidental items, in the first six months of 2010, amounted to an aggregate income of $3 million related to the release of certain restructuring provisions, compared to nil in the first six months of 2009.

Income (Loss) from Operations

We had an income from operations of $148 million in the first six months of 2010, compared to a loss of $176 million in the first six months of 2009. Included are the PPA effects of $121 million in the first six months of 2010 compared to $110 million in the first six months of 2009. PPA effects in the first six months of 2010 included an accelerated amortization charge of $8 million related to a revision of the useful life of an intangible asset. The restructuring and other incidental items in the first six months of 2010 amounted to an aggregate income of $5 million, mainly due to the release of certain restructuring provisions. The restructuring and other incidental items in the first six months of 2009 amounted to an aggregate cost of $16 million and were mainly related to process and product transfer costs. The increase in income from operations, compared to first six months of 2009, was mainly due to higher gross profit, resulting from higher sales and redesign savings, partly offset by the higher operating expenses.

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Standard Products

($ in millions, unless otherwise stated)	YTD 2009	YTD 2010

Sales	358	568
% nominal growth	(36.5)	58.7
% comparable growth	(33.8)	58.7
Gross profit	32	166
Income (loss) from operations	(74)	53
Effects of PPA	(38)	(35)
Restructuring charges	(1)	1
Other incidental items	(2)	(1)

Sales

Sales in the first six months of 2010 were $568 million, compared to $358 million in the first six months of 2009, a nominal and comparable increase of 58.7%. The increase in sales, compared to the first six months of 2009, was mainly due to our ability to ramp up production in response to the increased demand.

Gross Profit

Gross profit in the first six months of 2010 was $166 million, or 29.2% of sales, compared to $32 million, or 8.9% of sales, in the first six months of 2009. There were no PPA effects included in the gross profit for the first six months of 2010 and 2009. The restructuring and other incidental items, in the first six months of 2010, included a release for restructuring of $1 million offset by an incidental cost of $1 million. The first six months of 2009 included restructuring and other incidental items amounting to an aggregate cost of $2 million. The increase in gross profit was largely due to the higher sales.

Operating Expenses

Operating expenses amounted to $113 million in the first six months of 2010, or 19.9% of sales, compared to $106 million in the first six months of 2009, or 29.6% of sales. Operating expenses included PPA effects of $35 million in the first six months of 2010, compared to $38 million in the first six months of 2009. PPA effects in the first six months of 2010 included an accelerated amortization charge of $6 million related to a revision of the useful life of an intangible asset. The increase in operating expenses was in line with increased sales and marketing activities and an impairment charge.

Income (Loss) from Operations

We had an income from operations of $53 million in the first six months of 2010, compared to a loss of $74 million in the first six months of 2009. Included are the PPA effects of $35 million in the first six months of 2010, compared to $38 million in the first six months of 2009. PPA effects in t he first six months of 2010 included an accelerated amortization charge of $6 million related to a revision of the useful life of an intangible asset. The increase in income from operations was mainly due to the higher gross profit partly offset by higher operating expenses.

Manufacturing Operations

Sales

Sales of our Manufacturing Operations segment were $263 million in the first six months of 2010, compared to $152 million in the first six months of 2009. The increase in sales was mainly due to sales to Trident, which amounted to $118 million in the first six months of 2010, compared to nil in the first six months of 2009.

Operating Expenses

Operating expenses amounted to $18 million in the first six months of 2010 compared to $35 million in the first six months of 2009. The PPA effects included in the operating expenses amounted to $9 million in the first six months of 2010 and 2009. Operating expenses were mainly related to the real estate and facility management costs and the management fee allocated to our Manufacturing Operations segment.

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Income (Loss) from Operations

We had a loss from operations of $29 million in the first six months of 2010, compared to a loss of $132 million in the first six months of 2009. Included are the PPA effects of $12 million in the first six months of 2010, compared to $65 million in the first six months of 2009. The restructuring and other incidental items amounted to an aggregate cost of $15 million in the first six months of 2010 and were mainly related to the process and product transfer costs as part of the Redesign Program. The restructuring and other incidental items amounted to an aggregate cost of $60 million in the first six months of 2009 and were mainly related to sale of our factory in Caen, France and closure of our factory in Fishkill, U.S.A.

Corporate and Other

Sales

Sales in the first six months of 2010 were $74 million, which primarily related to NuTune and Software, compared to $82 million in the first six months of 2009.

Operating Expenses

Operating expenses amounted to $84 million in the first six months of 2010, compared to $75 million in the first six months of 2009. Included are the restructuring and other incidental items which amounted to an aggregate cost of $30 million in the first six months of 2010, compared to $47 million in the first six months of 2009. The other incidental items are largely related to the IT system reorganization costs and merger and acquisition related costs.

Divested Home Activities

On February 8, 2010, we divested a major portion of our former Home segment to Trident. The remaining part of the former Home segment has been moved into the High-Performance Mixed-Signal and Corporate and Other segments.

Sales in the first six months of 2010 amounted to $47 million (until February 8) compared to $186 million in the first six months of 2009. The operating expenses amounted to $21 million in the first six months of 2010 compared to $161 million in the first six months of 2009.

Employees

The following tables provide an overview of the number of employees per segment and geographic area at July 4, 2010 and December 31, 2009.

(number of full-time employees)	December 31, 2009	July 4, 2010

High-Performance Mixed-Signal	2,910	2,770
Standard Products	2,021	2,321
Manufacturing Operations	14,725	15,900
Corporate and Other	7,456	7,917
Divested Home Activities	1,038	—

Total	28,150	28,908

(number of full-time employees)	December 31, 2009	July 4, 2010

Europe and Africa	8,734	8,328
Americas	728	514
Greater China	7,159	7,301
Asia Pacific	11,529	12,765

Total	28,150	28,908

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Liquidity and Capital Resources

At the end of the second quarter of 2010, our cash balance amounted to $842 million compared to a cash balance of $1,373 million at the end of the second quarter of 2009. Taking into account the available undrawn amount under the Secured Revolving Credit facility, we had $865 million of liquidity available at the end of the second quarter of 2010.

Operationally our business improved over the last twelve months but cash spent on the redesign program and bond buy backs resulted in cash out of $318 million and $299 million, respectively. Income tax cash payments amounted to $2 million in the second quarter and $5 million in the first half of 2010.

Net capital expenditures increased to $53 million in the second quarter of 2010 due to increased business activity compared to $3 million only in the second quarter of 2009. Capital expenditure were also low in 2009 due to the relocation of existing equipment. Net capital expenditures increased to $101 million in the last six months of 2010 compared to $36 million in the first six months of 2009. We also paid $47 million to Trident in the first quarter of 2010 as part of the divestment of a major portion of our former Home business unit. During the first six months of 2009 we received in total $123 million which was mainly related to the sale of the remaining part of our mobile business, the sale of our shares in DSPG and a loan repayment.

We did not buy back any of our outstanding debt during the quarter ended July 4, 2010 and the reduction in our gross debt position compared to the first quarter of 2010 is related to currency movements. Since the second quarter of 2009, our debt was reduced by $1,346 million through a combination of cash buy-backs and exchange offers.

At the end of the second quarter of 2010 we had a remaining capacity of $23 million available under our Secured Revolving Credit facility, after taking into account the outstanding bank guarantees and based on the quarter end exchange rates. The facility is nominated in Euro’s (€500 million) and the outstanding drawings are in US dollars and amount to $600 million at the end of this quarter.

Of the total cash position of $842 million at the end of the second quarter, $293 was held by SSMC, our joint venture company with TSMC, in Singapore. A portion of this cash can be distributed to us by way of a dividend but 38.8% of the dividend will be paid to TSMC. In the second quarter of 2010 no dividends were received from SSMC. The income from operations of SSMC was $31 million in the second quarter of 2010 and $50 million in the last six months of 2010.

Our sources of liquidity include cash on hand, cash flow from operations and amounts available under our Secured Revolving Credit Facility. We believe that, based on our current level of operations as reflected in our results of operations for the second quarter of 2010, these sources of liquidity will be sufficient to fund our operations, capital expenditures and debt service for at least the next twelve months.

Forward Start Revolving Credit Facility

On May 10, 2010, we entered into a €458 million Forward Start Revolving Credit Facility, a “forward start” revolving credit facility to refinance our existing secured revolving credit facility (the “Secured Revolving Credit Facility”). The Forward Start Revolving Credit Facility will become available to us on September 28, 2012, the maturity date of our current Secured Revolving Credit Facility, subject to specified terms and conditions, and will mature on September 28, 2015.

Cash Flows

The condensed consolidated statements of cash flows for the three months ended July 4, 2010 and June 28, 2009 are presented as follows:

($ in millions, unless otherwise stated)	Q2 2009	Q2 2010

Cash flow from operating activities:
Net income (loss)	363	(350)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	(712)	431

Net cash provided by (used for) operating activities	(349)	81
Net cash (used for) provided by investing activities	2	(53)
Net cash (used for) provided by financing activities	(4)	(3)

Total change in cash and cash equivalents	(351)	25

Effect of changes in exchange rates on cash positions	18	(53)
Cash and cash equivalents at beginning of period	1,706	870
Cash and cash equivalents at end of period	1,373	842

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Cash Flow from Operating Activities

We generated $81 million of cash from our operations during the second quarter of 2010, compared to a usage of $349 million a year earlier. An improved economic environment and improved operational business performance was the main driver behind this improvement. We had a positive cash inflow of approximately $1.2 billion from our customers versus payments amounting to approximately $1.1 billion in the second quarter of 2010 mainly related to payments to suppliers, staff and for interest. Redesign payments of $35 million were lower compared to $96 million a year ago and $86 million in the first quarter of 2010. Despite the higher cash interest payments of $110 million (compared to $35 million in the first quarter of 2010) our cash flow from operating activities improved in the second quarter of 2010.

Cash Flow from Investing Activities

Net cash used for investing activities resulted to $53 million in the second quarter of 2010. This was mainly driven by an increase of cash spent on gross capital expenditures of $76 million and partly compensated by the cash received from our sale of assets of approximately $24 million. This was mainly related to our sale of property in Boeblingen. In the first quarter of 2010 we spent $51 million on gross capital expenditures and paid $47 million to Trident as part of the divestment of a major portion of our former Home business segment. In the second quarter of 2009 the net capital expenditures amounted to $3 million.

Cash Flow from Financing Activities

The net cash used for financing activities was $3 million in the second quarter of 2010 compared to a usage of $4 million in the same quarter in 2009. There were no buy-backs of our debt in the second quarter of 2010 and the reduction in our debt compared to the first quarter of 2010 was related to currency movements. During the first six months of 2010 we bought back $14.5 million of our unsecured bonds for a consideration of $12 million. During the first six months of 2009 we drew an additional $200 million on our revolving credit facility.

Contractual Obligations

No material changes in our contractual obligations occurred since December 2009.

Off-balance Sheet Arrangements

At the end of the second quarter of 2010, we had no off-balance sheet arrangements.

Subsequent events

Initial Public Offering

On August 5, 2010, our parent company NXP Semiconductors N.V. announced that its initial public offering of 34 million shares of common stock priced at $14 per share. The shares began trading on August 6, 2010, on the NASDAQ Global Select Market under the ticker symbol “NXPI.” The offering’s underwriters have a 30-day option to purchase up to 5,100,000 additional shares of common stock at the initial public offering price.

As of the reporting date of this interim report, we have spent on debt buy backs approximately $20 million aggregate principal amount on U.S. dollar denominated 7 7/8% secured notes due October 15, 2014; €32 million aggregate principal amount on Euro denominated 8 5/8% unsecured notes due October 15, 2015 and $38 million aggregate principal amount on U.S. denominated 9.5% unsecured notes due October 15, 2015.

On August 2, 2010, we have amended the Company’s articles of association and changed our board structure. As of this date, our supervisory board is abolished and our sole director is our parent company NXP Semiconductors N.V.

New Secured Notes

On July 20, 2010, we issued $1,000 million aggregate principal amount of new 9 3/4% Senior Secured Notes due 2018 (the “New Secured Notes”). The New Secured Notes accrue interest at the rate of 9 3/4% per annum and mature on August 1, 2018. The New Secured Notes are our senior

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obligations and will be guaranteed, jointly and severally, on a senior basis by certain of our current and future material wholly owned subsidiaries. The New Secured Notes and guarantees are secured by substantially all assets, other than cash and bank accounts, that are held by us or any of the guarantors.

As per August 17, 2010, we have used the proceeds from the offering of New Secured Notes to repurchase approximately $968 million of Existing Secured Notes (consisting of approximately €176 million aggregate principal amount of euro-denominated floating rate senior secured notes due October 15, 2013 (the “Euro Floating Rate Secured Notes”), approximately $317 million aggregate principal amount of U.S. dollar-denominated floating rate senior secured notes due October 15, 2013 (the “Dollar Floating Rate Secured Notes”), and approximately $428 million aggregate principal amount of U.S. dollar-denominated 7 7/8% senior secured notes due October 15, 2014 (the “Dollar Fixed Rate Secured Notes”, and together with the Euro Floating Rate Secured Notes and Dollar Floating Rate Secured Notes, the “Existing Secured Notes”)).

Q3 2010 Outlook

We continue to experience healthy demand from our broad base of customers, although with a few isolated customers we are receiving recent mixed signals that indicate some slowing. Our overall demand, bolstered by our increased design wins, is greater than our current capacity.

Additional capacity to meet the demand is underway, however this will have only limited impact in the third quarter. Therefore our expectation is that total comparable sales will be relatively flat on a sequential basis, and will show an increase of 20%-25% on a year over year basis.

Primarily as a result of continuing strong progress in our redesign program, we expect adjusted income from operations to increase 7% to 13% sequentially.

Eindhoven, August 27, 2010

Board of directors

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Interim consolidated statements of operations and comprehensive income of NXP B.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	June 28, 2009	July 4, 2010	June 28, 2009	July 4, 2010
Sales	903	1,201	1,605	2,366
Cost of sales	(717)	(729)	(1,351)	(1,466)

Gross profit	186	472	254	900

Selling expenses	(59)	(65)	(120)	(131)
General and administrative expenses	(164)	(176)	(337)	(367)
Research and development expenses	(188)	(137)	(375)	(291)
Other income (expense)	8	(1)	14	(18)

Income (loss) from operations	(217)	93	(564)	93

Financial income (expense):
– Extinguishment of debt	517	—	517	2
– Other financial income (expenses)	65	(413)	(244)	(717)

Income (loss) before taxes	365	(320)	(291)	(622)

Income tax benefit (expense)	(2)	(1)	(10)	(9)

Income (loss) after taxes	363	(321)	(301)	(631)

Results relating to equity-accounted investees	—	(29)	75	(55)

Net income (loss)	363	(350)	(226)	(686)

Attribution of net income (loss) for the period:
Net income (loss) attributable to stockholders	358	(362)	(221)	(707)
Net income (loss) attributable to non-controlling interests	5	12	(5)	21

Net income (loss)	363	(350)	(226)	(686)

Consolidated statements of comprehensive income:

Net income (loss)	363	(350)	(226)	(686)
– Unrealized gain (loss) on available for sale securities	—	—	—	—
– Recognition funded status pension benefit plan	1	—	—	—
– Unrealized gain (loss) on cash flow hedge	—	—	—	—
– Foreign currency translation adjustments	(12)	73	58	94
– Reclassifications into income	—	—	(78)	—
– Income tax on net current period changes	—	—	—	—

Total comprehensive income (loss)	352	(277)	(246)	(592)

Attribution of comprehensive income (loss) for the period:
Income (loss) attributable to stockholders	347	(289)	(241)	(613)
Income (loss) attributable to non-controlling interests	5	12	(5)	21

Total net comprehensive income (loss)	352	(277)	(246)	(592)

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Interim consolidated balance sheets of NXP B.V.

($ in millions, unless otherwise stated)

	December 31, 2009		July 4, 2010
	(audited)		(unaudited)
Assets
Current assets
Cash and cash equivalents		1,041		842
Receivables:
– Accounts receivable – net	455		524
– Other receivables	59		64

		514		588
Assets held for sale		144		47
Inventories		542		470
Other current assets		272		162

Total current assets		2,513		2,109

Non-current assets
Investments in equity-accounted investees		43		166
Other non-current financial assets		35		36
Other non-current assets		94		170
Property, plant and equipment:
– At cost	2,468		2,438
– Less accumulated depreciation	(1,107)		(1,250)

		1,361		1,188

Intangible assets excluding goodwill:
– At cost	3,387		2,938
– Less accumulated amortization	(1,381)		(1,361)

		2,006		1,577
Goodwill		2,621		2,282

Total non-current assets		6,160		5,419

Total		8,673		7,528

Liabilities and equity
Current liabilities
Accounts payable		582		619
Liabilities held for sale		2		26
Accrued liabilities		702		559
Short-term provisions		269		186
Other current liabilities		88		42
Short-term debt		610		609

Total current liabilities		2,253		2,041

Non-current liabilities

Long-term debt		4,673		4,447
Long-term provisions		460		379
Other non-current liabilities		159		111

Total non-current liabilities		5,292		4,937

Contractual obligations and contingent liabilities		—		—
Equity
Non-controlling interests		198		219
Stockholder’s equity:
Common stock, par value EUR 455 per share:
– Authorized: 200 shares	—		—
– Issued: 40 shares	—		—
Capital in excess of par value	5,597		5,611
Accumulated deficit	(5,219)		(5,926)
Accumulated other comprehensive income (loss)	552		646

Total Stockholders’ equity		930		331

Total equity		1,128		550

Total		8,673		7,528

[-32]

Interim consolidated statements of cash flows of NXP B.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	June 28, 2009	July 4, 2010	June 28, 2009	July 4, 2010
Cash flows from operating activities:
Net income (loss)	363	(350)	(226)	(686)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	253	169	464	362
Impairment goodwill and other intangibles	—	—	—	—
Impairment assets held for sale	—	—	—	—
Net (gain) loss on sale of assets	(12)	1	(88)	26
Gain on extinguishment of debt	(517)	—	(517)	(2)
Results relating to equity-accounted investees	—	28	—	54
Dividends paid to non-controlling interests	—	—	(29)	—
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(12)	26	(23)	(45)
(Increase) decrease in inventories	(15)	1	17	71
Increase (decrease) in accounts payable, accrued and other liabilities	(166)	(95)	(276)	(96)
Decrease (increase) in other non-current assets	(28)	(102)	(109)	(209)
Increase (decrease) in provisions	(35)	32	23	(41)

Other items	(180)	371	47	632

Net cash provided by (used for) operating activities	(349)	81	(717)	66
Cash flows from investing activities:
Purchase of intangible assets	(2)	(1)	(3)	(2)
Capital expenditures on property, plant and equipment	(7)	(76)	(44)	(127)
Proceeds from disposals of property, plant and equipment	6	24	11	28
Proceeds from disposals of assets held for sale	—	—	—	—
Proceeds from the sale of securities	—	—	20	—
Purchase of other non-current financial assets	—	—	—	—
Proceeds from the sale of other non-current financial assets	—	—	—	—
Purchase of interests in businesses	—	—	—	—
Proceeds from (consideration related to) sale of interests in businesses	5	—	123	(47)

Net cash (used for) provided by investing activities	2	(53)	107	(148)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(4)	(2)	5	(1)
Amounts drawn under the revolving credit facility	—	—	200	—
Repayments under the revolving credit facility	—	—	—	—
Repurchase of long-term debt	—	(1)	—	(13)
Principal payments on long-term debt	—	—	(1)	—
Capital repayment to non-controlling interests	—	—	—	—

Net cash provided by (used for) financing activities	(4)	(3)	204	(14)

Effect of changes in exchange rates on cash positions	18	(53)	(17)	(103)

Increase (decrease) in cash and cash equivalents	(333)	(28)	(423)	(199)
Cash and cash equivalents at beginning of period	1,706	870	1,796	1,041

Cash and cash equivalents at end of period	1,373	842	1,373	842

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

[-33]

	For the three months ended		For the six months ended
	June 28, 2009	July 4, 2010	June 28, 2009	July 4, 2010
Supplemental disclosures to the interim consolidated of cash flows

Net cash paid during the period for:
Interest	167	110	224	145
Income taxes	27	2	27	5

Net gain (loss) on sale of assets:
Cash proceeds from (consideration related to) the sale of assets	11	23	154	(20)
Book value of these assets	(10)	(20)	(153)	(112)
Non-cash gains (losses)	11	(4)	87	106

	12	(1)	88	(26)

Non-cash investing information:
Assets received in lieu of cash from the sale of businesses:
Trident shares	—	—	—	177
Virage Logic shares/options	—	—	—	—
Others	5	—	5	—

Other items:
Other items consist of the following non-cash elements in income:
Exchange differences	(191)	363	31	622
Share-based compensation	10	7	15	14
Value adjustments/impairment financial assets	—	(3)	—	(4)
Non-cash interest cost due to applying effective interest method	—	4	—	7
Others	1	—	1	(7)

	(180)	371	47	632

[-34]

Interim consolidated statements of changes in equity of NXP B.V.

($ in millions, unless otherwise stated)

				Accumulated other comprehensive income (loss)
	Common stock	Capital in excess of par value	Accumulated deficit	Currency translation differences	Unrealized gain (loss) on available- for-sale securities	Unrecognized net periodic pension cost	Changes in fair value of cash flow hedges	Total accum. other compr. income	Total stockholders equity	Non- controlling interests	Total equity

Balance as of December 31, 2009	—	5,597	(5,219)	520	—	32	—	552	930	198	1,128

Net income (loss)			(707)						(707)	21	(686)
Components of other comprehensive income:
Recognition of funded status pension benefit plan									—		—
Unrealized gain (loss) on available for sale securities									—		—
Foreign currency translation adjustments				98		(4)		94	94		94
Reclassifications into income									—		—
Income tax on current period changes									—		—
Share-based compensation plans		14							14		14
Dividends distributed									—		—

Balance as of July 4, 2010	—	5,611	(5,926)	618	—	28	—	646	331	219	550

[-35]

Information by segments

all amounts in millions of $ unless otherwise stated

Sales, R&D and income from operations

All amounts in millions of $ unless otherwise indicated	For the three months ended
	June 28, 2009						July 4, 2010
	Sales		Research and development expenses	Income (loss) from operations			Sales		Research and development expenses	Income (loss) from operations
				amount	as a % of sales					amount	as a % of sales
HPMS	454		99	(43)	(9.5)		719		102	97	13.5
SP	207		12	(12)	(5.8)		289		11	29	10.0
Manufacturing Operations	91	*	1	(83)	(91.2)		154	*	4	(13)	(8.4)
Corporate and Other	42		10	(27)	NM	1)	39		20	(20)	NM	1)
Divested Home activities	109		66	(52)	(47.7)		—		—	—	—

Total	903		188	(217)	(24.0)		1,201		137	93	7.7

(*)	For the second quarter of 2010, Manufacturing Operations supplied $315 million (for the second quarter of 2009: $74 million) which have been eliminated in the above presentation.
1)	Not meaningful

All amounts in millions of $ unless otherwise indicated	For the six months ended
	June 28, 2009				July 4, 2010
	Sales		Research and development expenses	Income (loss) from operations			Sales		Research and development expenses	Income (loss) from operations
				amount	as a % of sales					amount	as a % of sales
HPMS	827		193	(176)	(21.3)		1,414		215	148	10.5
SP	358		22	(74)	(20.7)		568		23	53	9.3
Manufacturing Operations	152	*	6	(132)	(86.8)		263	*	9	(29)	(11.0)
Corporate and Other	82		29	(54)	NM	1)	74		28	(48)	NM	1)
Divested Home activities	186		125	(128)	(68.8)		47		16	(31)	(66.0)

Total	1,605		375	(564)	(35.1)		2,366		291	93	3.9

(*)	For the six months of 2010, Manufacturing Operations supplied $616 million (for the six months of 2009: $241 million) which have been eliminated in the above presentation.
1)	Not meaningful

[-36]

Main countries

all amounts in millions of $

Sales per geographic area

all amounts in millions of USD	For the three months ended		For the six months ended
	June 28, 2009	July 4, 2010	June 28, 2009	July 4, 2010

China	291	425	487	776
Netherlands	21	33	43	65
Japan	27	63	52	120
United States	58	87	115	173
Singapore	97	130	169	252
Germany	64	101	125	207
Austria	51	54	87	110
South Korea	44	49	73	98
Other Countries	250	259	454	565

Total	903	1,201	1,605	2,366

The allocation is based on customer allocation.

[-37]

Supplemental consolidated statement of operations for the six months ending July 4, 2010

($ in millions)
	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Sales		2,171	124	2,295	71		2,366
Intercompany sales		113	229	342	138	(480)	—

Total sales	—	2,284	353	2,637	209	(480)	2,366
Cost of sales	14	(1,421)	(255)	(1,662)	(149)	345	(1,466)

Gross profit	14	863	98	975	60	(135)	900
Selling expenses	—	(162)	(47)	(209)	—	78	(131)
General and administrative expenses	(159)	(232)	(19)	(410)	—	43	(367)
Research and development expenses	(7)	(217)	(81)	(305)	—	14	(291)
Other business income (expense)	(277)	161	102	(14)	(4)	—	(18)

Income (loss) from operations	(429)	413	53	37	56	—	93
Financial income and expenses	(651)	(61)	(3)	(715)	—	—	(715)
Income (loss) subsidiaries	96	—	—	96	—	(96)	—

Income (loss) before taxes	(984)	352	50	(582)	56	(96)	(622)
Income tax benefit (expense)	332	(308)	(33)	(9)	—	—	(9)

Income (loss) after taxes	(652)	44	17	(591)	56	(96)	(631)
Results relating to equity-accounted investees	(55)	—	—	(55)	—	—	(55)

Net income (loss)	(707)	44	17	(646)	56	(96)	(686)

Attribution of net income:
Net income (loss) attributable to stockholders	(707)	44	18	(645)	34	(96)	(707)
Net income (loss) attributable to non-controlling interests	—	—	(1)	(1)	22	—	21

Net income (loss)	(707)	44	17	(646)	56	(96)	(686)

[-38]

Supplemental consolidated balance sheet at July 4, 2010

($ in millions)
	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Assets
Current assets:
Cash and cash equivalents	321	119	105	545	297	—	842
Receivables	18	493	62	573	15	—	588
Intercompany accounts receivable	642	153	102	897	69	(966)	—
Assets held for sale	—	47	—	47	—	—	47
Inventories	—	393	50	443	27	—	470
Other current assets	39	102	18	159	3	—	162

Total current assets	1,020	1,307	337	2,664	411	(966)	2,109

Non-current assets:
Investments in equity-accounted investees	166	—	—	166	—	—	166
Investments in affiliated companies	291	—	—	291	—	(291)	—
Other non-current financial assets	18	15	3	36	—	—	36
Other non-current assets	347	(188)	8	167	3	—	170
Property, plant and equipment	152	720	135	1,007	181	—	1,188
Intangible assets excluding goodwill	1,561	10	5	1,576	1	—	1,577
Goodwill	2,282	—	—	2,282	—	—	2,282

Total non-current assets	4,817	557	151	5,525	185	(291)	5,419

Total	5,837	1,864	488	8,189	596	(1,257)	7,528

Liabilities and equity
Current liabilities:
Accounts and notes payable	1	492	93	586	33	—	619
Intercompany accounts payable	54	791	116	961	5	(966)	—
Liabilities held for sale	26	—	—	26	—	—	26
Accrued liabilities	162	285	90	537	22	—	559
Short-term provisions	(1)	161	26	186	—	—	186
Other current liabilities	19	16	8	43	(1)	—	42
Short-term debt	600	—	6	606	3	—	609
Intercompany financing	—	2,589	(56)	2,533	—	(2,533)	—

Total current liabilities	861	4,334	283	5,478	62	(3,499)	2,041

Non-current liabilities:
Long-term debt	4,440	3	4	4,447	—	—	4,447
Long-term provisions	179	200	(4)	375	4	—	379
Other non-current liabilities	26	73	4	103	8	—	111

Total non-current liabilities	4,645	276	4	4,925	12	—	4,937
Non-controlling interests	—	—	16	16	203	—	219
Stockholder’s equity	331	(2,746)	185	(2,230)	319	2,242	331

Total equity	331	(2,746)	201	(2,214)	522	2,242	550

Total	5,837	1,864	488	8,189	596	(1,257)	7,528

[-39]

Supplemental consolidated statement of cash flows for the six months ending July 4, 2010

($ in millions)
	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	(707)	44	17	(646)	56	(96)	(686)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	(96)	—	—	(96)	—	96	—
Depreciation and amortization	159	150	21	330	32	—	362
Net (gain) loss on sale of assets	177	(143)	(8)	26	—	—	26
Gain on extinguishment of debt	(2)	—	—	(2)	—	—	(2)
Results relating to equity-accounted investees	54	—	—	54	—	—	54
Dividends paid to non-controlling interests	—	—	—	—	—	—	—
(Increase) decrease in receivables and other current assets	(1)	(69)	34	(36)	(9)	—	(45)
(Increase) decrease in inventories	—	64	1	65	6	—	71
Increase (decrease) in accounts payable, accrued and other liabilities	(48)	(41)	(12)	(101)	5	—	(96)
Decrease (increase) intercompany current accounts	(545)	541	14	10	(10)	—	—
Decrease (increase) in other non-current assets	(311)	102	2	(207)	(2)	—	(209)
Increase (decrease) in provisions	(191)	149	1	(41)	—	—	(41)
Other items	545	85	2	632	—	—	632

Net cash provided by (used for) operating activities	(966)	882	72	(12)	78	—	66

Cash flows from investing activities:
Purchase of intangible assets	—	—	(2)	(2)	—	—	(2)
Capital expenditures on property, plant and equipment	—	(86)	(28)	(114)	(13)	—	(127)
Proceeds from disposals of property, plant and equipment	—	27	1	28	—	—	28
Proceeds from sale of interests in businesses	(45)	—	(2)	(47)	—	—	(47)

Net cash (used for) provided by investing activities	(45)	(59)	(31)	(135)	(13)	—	(148)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	—	—	4	4	(5)	—	(1)
Repurchase of long-term debt	(13)	—	—	(13)	—	—	(13)
Net changes in intercompany financing	659	(624)	(35)	—	—	—	—
Net changes in intercompany equity	200	(209)	9	—	—	—	—

Net cash provided by (used for) financing activities	846	(833)	(22)	(9)	(5)	—	(14)
Effect of changes in exchange rates on cash positions	(99)	(1)	(3)	(103)	—	—	(103)
Increase (decrease) in cash and cash equivalents	(264)	(11)	16	(259)	60	—	(199)
Cash and cash equivalents at beginning of period	585	130	89	804	237	—	1,041

Cash and cash equivalents at end of period	321	119	105	545	297	—	842

[-40]